Exhibit 99.1

Ad hoc release

Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera AG extends subscription period for mandatory convertible bonds

Leverkusen, Germany, March 12, 2020 – On February 26, 2020, Management Board resolved to issue up to 1,600,000 of the 0.5% qualified subordinated mandatory convertible bonds 2020/2024 (ISIN: DE000A254RS9) (“Bonds 2020/2024”) with a nominal value of EUR 5.00 each and a total nominal value of up to EUR 8,000,000. On February 26, 2020, the Management Board also resolved to issue up to 1,600,000 of the 1.00 % qualified subordinated mandatory convertible bonds 2020/2026 (ISIN: DE000A254RR1) (“Bonds 2020/2026”) with a nominal value of EUR 5.00 each and a total nominal value of up to EUR 8,000,000.

By announcements in the Federal Gazette (Bundesanzeiger) on February 28, 2020, the shareholders or holders of subscription rights were requested to exercise their subscription rights for the Bonds 2020/2024 as well as for the Bonds 2020/2026 in order to avoid exclusion in the period from March 2, 2020 up to and March 17, 2020 during normal business hours. It was further provided that the subscription price for the Bonds 2020/2024 and the Bonds 2020/2026 will be published in the Federal Gazette (Bundesanzeiger) and via an electronic information medium no later than three days prior to the expiry of the subscription period.

Due to the current capital market conditions, the Management Board today resolved to extend the subscription period for the Bonds 2020/2024 and for the Bonds 2020/2024 until March 31, 2020.

Insofar as March 17, 2020 is mentioned in the subscription offers for the Bonds 2020/2024 as well as for the Bonds 2020/2026, March 31, 2020 shall take its place.

Further details regarding the subscription offers for the Bonds 2020/2024 and the Bonds 2020/2026 are set out in their announcements in the Federal Gazette (Bundesanzeiger) dated February 28, 2020. For the Bonds 2020/2024 and the Bonds 2020/2026 the terms and conditions are applicable which are available at Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany, and which can be viewed and downloaded on the internet at www.biofrontera.com.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com

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